GREENCHOICE INTERNATIONAL, INC.
527 – 18th Avenue NW
Calgary, AB T2M 0T6
(403) 708-5469

VIA FASCIMILE (703-813-6968)
AND EDGAR CORRESPONDENCE

March 3, 2011

Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: GreenChoice International, Inc.
Pre-efective Amendment No. 12 to Registration Statement on Form S-1
File No. 333-167879

Dear Ms. Long:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for GreenChoice International, Inc. (the "Company"). We request that the registration statement be made effective as of March 8, 2011, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GREENCHOICE INTERNATIONAL, INC.

Merlyn Kirk, President, Principal Executive Officer,
Principal Accounting Officer, Principal Financial Officer,
Principal Accounting Officer